UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

June 15, 2020

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

Board of Directors’ Meeting to consider next steps after advice from Taipei Exchange (“TPEx”) on possible delisting of ASLAN Pharmaceuticals Limited from TPEx

As previously reported on Form 6-K dated June 9, 2020, ASLAN Pharmaceuticals Limited (the “Company”) disclosed that as a result of irregular trading of its ordinary shares, TPEx had requested the Company publish certain regulatory and financial information on TPEx’s Market Observation Post System (“MOPS”).  Such MOPS notice identified that as a result of the Company’s anticipated negative net worth and lack of operating revenue for the six months ending June 30, 2020, the Company anticipated that TPEx would delist the Company’s ordinary shares from trading on TPEx (the “TPEx Delisting”).   As previously reported, the Company also confirmed that in the event of the TPEx Delisting, the listing of the Company’s ADSs on the Nasdaq Global Market (“Nasdaq”) in the United States would be unaffected, and ADS would continue to trade on Nasdaq.

On June 15, 2020, the Company announced that the Board of Directors of the Company (the “Board”) held a meeting to discuss the potential impact of a TPEx Delisting.  Among other things, the Board confirmed that in order to help achieve and preserve value for its shareholders if a TPEx Delisting occurs, it was authorizing and directing the Company to develop a comprehensive conversion plan, by which the Company would facilitate the ability of its shareholders, at their option, to convert its ordinary shares into ADSs listed on Nasdaq over a 6-12 month time frame.   The Company intends to update its shareholders as to details of such plan once formalized and approved by the Board.

The Company also confirmed that a TPEx Delisting would have the effect that all Taiwan and TPEx laws, regulations and rules regarding its securities would cease to apply to the Company.  It was noted by the Board that this change could potentially benefit the Company’s ability to raise capital through the sale of its securities in ways that are currently prohibited or not feasible under TPEx rules and Taiwanese laws.

Forward-looking statements

This Form 6-K contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of the Company. These forward-looking statements may include, but are not limited to, statements regarding the potential delisting of the Company’s ordinary shares from TPEx; the ability of the Company to develop and implement a plan to enable holders of the Company’s ordinary shares to convert such securities into ADSs tradeable on Nasdaq; the potential benefits and financing ability of the Company, as a result of a potential TPEx delisting or otherwise; and the Company’s business strategy. The Company’s forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation the risk factors described in the Company’s U.S. Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 16, 2020. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections and other forward-looking statements. Estimates, projections and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection or forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	VP Finance

Date: June 15, 2020